

Sit Small Cap Dividend Growth Fund
SSCDX, SDFSX

Looking for dividends with a small cap twist? Check out the Sit Small Cap Dividend Growth Fund's August 31, 2024, Morningstar percentile rankings (below) or the most recent fact sheet.

Sit Small Cap Dividend Growth Fund (SSCDX) Morningstar Rankings
Morningstar Category: Small Blend

	Year-to-date	1 Year	3 Years	5 Years
Percentile Rank in Class	3rd	16th	28th	27th
# of Funds in Class	602	597	569	542

For more information, please reach out to us.

Keith McFadyen	**Conner Murnighan**
Director - Investment Advisory	*Director - Investment Advisory*
(630) 235-0065	(312) 550-5809
krm@sitinvest.com	fcm@sitinvest.com

DOWNLOAD THE FACT SHEET

Fund Objective and Strategy
Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company

included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risks specific to Sit Small Cap Dividend Growth Fund

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Disclosure

The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Sit Mutual Funds and their Investment Adviser are not affiliated with Morningstar.

Morningstar's percentile rankings reflect the fund's total return compared to other funds within its Morningstar category. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1. Percentile ranks within categories are most useful in those categories that have a large number of funds.

Morningstar does not adjust total return for sales charges or for redemption fees. Total returns do account for management, administrative, and 12b-1 fees and other costs automatically deducted from fund assets.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. The Sit Small Cap Dividend Growth Fund Class I shares (SSCDX) and Class S shares (SDFSX) have different investment minimums and different expenses apply to each share class, and as a result, the investment performance of each will differ.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.



Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com